The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

Further Announcement
Waiver application in respect of disclosure of information
relating to Discloseable Transaction

- Semiconductor Manufacturing International Corporation refers to its announcement dated 27 December, 2007 made pursuant to Listing Rule 14.08 in respect of the Technology Licensing Agreement entered into by the Company and IBM on 26 December, 2007.  Pursuant to Rule 14.58(4) and 14.58(6) of the Listing Rules, the aggregate value of consideration of a discloseable transaction is required to be disclosed in the announcement and circular. Application has been made for a waiver from strict compliance of Rules 14.58(4) and 14.58(6) of the Listing Rules in respect of disclosure of the actual consideration of the Technology Licensing Agreement.

• The Company is pleased to announce that the Stock Exchange has granted the Waiver to the Company on 6 February, 2008.

Semiconductor Manufacturing International Corporation (the “Company”) refers to its announcement dated 27 December, 2007 made pursuant to Listing Rule 14.08 in respect of the Technology Licensing Agreement entered into by the Company and IBM on 26 December, 2007 (“Announcement”). Unless otherwise stated, terms used in this announcement shall have the same meanings as used in the Announcement.

As stated in the Announcement, the Licensed Technology constitutes a discloseable transaction under Rule 14.08 of the Listing Rules, meaning a transaction where any percentage ratio under Rule 14.07 of the Listing Rules is 5% or more, but less than 25%. Pursuant to Rule 14.58(4) and 14.58(6) of the Listing Rules, the aggregate value of consideration of a discloseable transaction is required to be disclosed in the announcement and circular. It is normal business practice of the semiconductor wafer foundry industry not to disclose the actual consideration for such technology licensing arrangements. Furthermore, IBM has explicitly requested that the actual consideration, being an extremely commercially sensitive piece of information to IBM, not to be disclosed. Disclosure of the actual consideration will result in the loss of significant potential licensing opportunities for the Company in the future and hence a significant adverse impact on the Company’s future business development and will therefore not be in the interest of the Company and the shareholders as a whole. Accordingly, application has been made for a waiver from strict compliance of Rules 14.58(4) and 14.58(6) of the Listing Rules in respect of disclosure of the actual consideration of the Technology Licensing Agreement (“Waiver”).

The Company is pleased to announce that the Stock Exchange has granted the Waiver to the Company on 6 February, 2008. Set out below is an extract of the disclosure relating to the consideration made by the Company in the circular to its shareholders dated 12 February, 2008:

“The Licensed Technology constitutes a discloseable transaction under Rule 14.08 of the Listing Rules, meaning a transaction where any percentage ratio under Rule 14.07 of the Listing Rules is 5% or more, but less than 25%. The Company’s consolidated total assets based on its unaudited 2007 interim results were approximately USD4,725 million, and the Company’s total market capitalisation as at the date of the Technology Licensing Agreement was approximately USD1,732 million. Based on the unaudited accounts of the Company, the net change in the closing balance of the gross value of the Company’s acquired intangible assets between 31 December 2006 and 31 December 2007 is approximately USD188 million and the net change in the closing balance of the net amount of the Company’s acquired intangible assets between 31 December 2006 and 31 December 2007 is approximately USD161 million. The consideration for the Licensed Technology was arrived at after arm’s length negotiations between the parties. The Technology Licensing Agreement was negotiated and entered into in accordance with customary business practice, taking into account, on the part of the Company, its consideration of a number of factors, including the type and degree of development of the Licensed Technology, the supply of and market demand for the Licensed Technology, whether the consideration would achieve competitive pricing of wafers produced using the Licensed Technology and the overall long term profitability for the Company as a result of using the Licensed Technology. It is normal business practice of the semiconductor wafer foundry industry not to disclose the actual consideration for such technology licensing arrangements. Furthermore, IBM has explicitly requested that the actual consideration, being an extremely commercially sensitive piece of information to IBM, not to be disclosed. Disclosure of the actual consideration will result in the loss of significant potential licensing opportunities for the Company in the future and hence a significant adverse impact on the Company’s future business development and will therefore not be in the interest of the Company and the shareholders as a whole. The Company has applied to the Stock Exchange for, and the Stock Exchange has granted it, a waiver from strict compliance of Rules 14.58(4) and 14.58(6) of the Listing Rules in respect of disclosure of the actual consideration of the Technology Licensing Agreement.

Since the Licensed Technology constitutes only part of the technology related to SMIC’s 300mm wafer foundry service, distinctive revenue or expenses cannot be attributable to the Licensed Technology, therefore no identifiable income stream can be assigned to it.”

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

13 February, 2008

*For identification only